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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                SCHEDULE 14D-1/A
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                                       AND

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

                      ------------------------------------


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES/3
                            (Name of Subject Company)

                        MADISON RIVER PROPERTIES, L.L.C.
                            INSIGNIA PROPERTIES, L.P.
                            INSIGNIA PROPERTIES TRUST
                         INSIGNIA FINANCIAL GROUP, INC.
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------


                                JEFFREY P. COHEN
                              SENIOR VICE PRESIDENT
                         INSIGNIA FINANCIAL GROUP, INC.
                                 375 PARK AVENUE
                                   SUITE 3401
                            NEW YORK, NEW YORK 10152
                                 (212) 750-6070
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                               JOHN A. HEALY, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                      ------------------------------------








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        AMENDMENT NO. 3 TO SCHEDULE 14D-1/AMENDMENT NO. 6 TO SCHEDULE 13D

         This Amendment No. 3, which amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed with the Commission on December 31, 1997, as amended by Amendment No. 1 filed with the Commission on January 30, 1998 and Amendment No. 2 filed with the Commission on February 9, 1998 (the "Schedule 14D-1") by Madison River Properties, L.L.C. (the "Purchaser"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT") and Insignia Financial Group, Inc. ("Insignia"), also constitutes Amendment No. 6 to the Statement on Schedule 13D of the Purchaser, IPLP, IPT, Insignia and Andrew
L. Farkas, originally filed with the Commission on December 19, 1994, as amended by Amendment No. 1 filed with the Commission on October 4, 1996, Amendment No. 2 filed with the Commission on April 28, 1997, Amendment No. 3 filed with the Commission on December 31, 1997, Amendment No. 4 filed with the Commission on January 30, 1998 and Amendment No. 5 filed with the Commission on February 9, 1998 (and together with the Schedule 14D-1, the "Schedules"). The Schedules relate to the tender offer of the Purchaser to purchase up to 145,000 of the outstanding units of limited partnership interest (the "Units") of Consolidated Capital Institutional Properties/3 at a purchase price of $85 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 31, 1997 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer").

         The following Items of the Schedule 14D-1 are hereby supplemented and/or amended as follows:

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (b) This statement relates to an offer by Madison River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 145,000 of the outstanding units of limited partnership interest ("Units") of the Partnership at a purchase price of $85 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 31, 1997 (the "Offer to Purchase") as supplemented by the Supplement to the Offer to Purchase dated February 13, 1998 (the "Supplement") and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(7) and (a)(2), respectively. The information set forth in the Offer to Purchase under "Introduction" and the information set forth in the Supplement is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

         (b) The information set forth in the Offer to Purchase under "Introduction," in Section 10 ("Conflicts of Interest and Transactions with Affiliates"), in Section 13 ("Background of the Offer") and in the Supplement is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

         (b) The information set forth in the Offer to Purchase under "Introduction," in Section 8 ("Future Plans of Insignia, IPT and the Purchaser") and in the Supplement is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

         (f) The information set forth in the Offer to Purchase, the Supplement and the Assignment of Partnership Interest, copies of which are filed as Exhibits (a)(1), (a)(7) and (a)(2), respectively, is incorporated herein by reference in its entirety.

         The Offer has been extended to 5:00 p.m., New York time, on Friday, February 27, 1998. On February 13, 1998, the Purchaser issued a press release announcing such extension and reporting that



                                        2

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approximately 48,923.1 Units had been tendered pursuant to the Offer to date. A copy of the press release has been filed as Exhibit (a)(8) and is incorporated herein by reference in its entirety.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(7)   Supplement, dated February 13, 1998.
         (a)(8) Text of press release issued by the Purchaser on February 13, 1998.



                                        3

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                                    SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998


                                              MADISON RIVER PROPERTIES, L.L.C.


                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Manager



                                              INSIGNIA PROPERTIES, L.P.

                                              By:   Insignia Properties Trust,
                                                    its General Partner


                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA PROPERTIES TRUST


                                              By:    /s/ JEFFREY P. COHEN
                                                    ---------------------------
                                                    Jeffrey P. Cohen
                                                    Senior Vice President



                                              INSIGNIA FINANCIAL GROUP, INC.


                                              By:    /s/ FRANK M. GARRISON
                                                    ---------------------------
                                                    Frank M. Garrison
                                                    Executive Managing Director



                                    SOLELY FOR PURPOSES OF, AND INSOFAR AS THIS
                                    FILING CONSTITUTES, AMENDMENT NO. 6 TO THE
                                    STATEMENT ON SCHEDULE 13D


                                                     /s/  ANDREW L. FARKAS
                                                    ---------------------------
                                                    By:   Jeffrey P. Cohen,
                                                          Attorney-in-Fact





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                                  EXHIBIT INDEX



   EXHIBIT NO.                              DESCRIPTION
   -----------                              -----------

      (a)(7)                   Supplement, dated February 13, 1998.

      (a)(8) Text of press release issued by the Purchaser on February 13, 1998.